**EXHIBIT 32**

## CERTIFICATION PURSUANT TO
## 18 U.S.C. SECTION 1350,
## AS ADOPTED PURSUANT TO
## SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Simon Property Group, Inc. (the "Company") on Form 10-Q for the period ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ DAVID SIMON
_____

David Simon
Chairman of the Board of Directors and
Chief Executive Officer

Date: August 8, 2012


/s/ STEPHEN E. STERRETT
_____

Stephen E. Sterrett
Senior Executive Vice President and
Chief Financial Officer

Date: August 8, 2012